UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hagerty, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

405166109
(CUSIP Number)

Richard R. Grinnan
Senior Vice President, Chief Legal Officer and Secretary
Markel Group Inc.
4521 Highwoods Parkway
Glen Allen, VA 23060
(804) 747-0136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 405166109	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Markel Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
80,130,668 (1), (2), (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
80,130,668 (1), (2), (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,130,668 (1), (2), (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.6% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes 75,000,000 shares of Class V Common Stock (as defined in the Original Schedule 13D) and an equal number of OpCo Units (as defined in the Original Schedule 13D), which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock (as defined in the Original Schedule 13D) or, if certain conditions set forth in the Amended and Restated Exchange Agreement (as defined herein) are met, an equivalent value in cash at the option of the Company (as defined herein).

(2)	Includes 540,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined in the Original Schedule 13D).

(3)
Includes 1,590,668 shares of Series A Preferred Stock (as defined herein) that are exchangeable, at the option of the holder, into shares of Class A Common Stock at the Conversion Rate (as defined herein).

(4)
Percentage based on the sum of (i) 84,380,625 shares of Class A Common Stock outstanding as of April 21, 2023, based on the Company’s quarterly report on Form 10-Q, filed with the SEC (as defined in the Original Schedule 13D) on May 9, 2023; (ii) 540,000 shares of Class A Common Stock issuable upon exercise of Warrants held by the Reporting Person; (iii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person; and (iv) 1,590,668 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (ii), (iii), and (iv) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.  Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29% of the voting power of the Company.

CUSIP NO. 405166109	Page 3 of 7 Pages
Explanatory Note: Markel Group Inc. (f/k/a Markel Corporation), a Virginia corporation (“Markel Group” or the “Reporting Person”) is hereby filing this Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the Reporting Person on December 10, 2021 (the “Original Schedule 13D” and, as amended and supplemented, including by this Amendment No. 1, the “Schedule 13D”) to disclose the Reporting Person’s acquisition of 1,590,668 shares of the Series A Preferred Stock (as defined herein) of Hagerty, Inc., a Delaware corporation (the “Company”).  Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings set forth in the Original Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	Effective May 26, 2023, the Reporting Person changed its corporate name to Markel Group Inc.

The name, business address, present principal occupation or employment, and citizenship of each director and each executive officer of Markel Group, as well as the number of shares of Class A Common Stock beneficially owned by each person, as applicable, are set forth on Annex A hereto and are incorporated by reference herein.

(d-e)  During the past five years, none of Markel Group or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 23, 2023, the Company and certain buyers (“Buyers”), including the Reporting Person, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell to the Buyers, and the Buyers agreed to purchase, an aggregate 8,483,561 shares of the Company’s newly-designated Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), the terms of which are set forth in the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the “Certificate of Designations”), for a purchase price of $9.43 per share of Series A Preferred Stock (the “Series A Purchase Price”), and an aggregate purchase price of $80.0 million (the “Private Placement”).  The Private Placement closed on June 23, 2023 (the “Closing”).  Pursuant to the Securities Purchase Agreement, at the Closing on June 23, 2023, the Reporting Person purchased 1,590,668 shares of Series A Preferred Stock from the Company for an aggregate purchase price of $14,999,999.24.  The source of funds for the foregoing purchase was the working capital of the Reporting Person.

Each share of Series A Preferred Stock is exchangeable, at the option of the holder, into shares of Class A Common Stock at an initial ratio of 1.25 shares of Series A Preferred Stock for 1 share of Class A Common Stock, subject to customary anti-dilution protections (the “Conversion Rate”).  Dividends on the Series A Preferred Stock are cumulative and accrue from the date of issuance at a rate per annum of 7.0% of the Series A Purchase Price on each share, plus the amount of previously accrued dividends, compounded annually (the “Accruing Dividends”).  The Company may elect to pay the Accruing Dividends either in cash or additional shares of Series A Preferred Stock.  Prior to the third anniversary of the Closing, the Series A Preferred Stock will participate on an as-converted basis in dividends declared and paid on the Class A Common Stock.  The Series A Preferred Stock votes together with the Class A Common Stock on an as-converted basis (one vote per share), and not as a separate class.  The Buyers have veto rights over (i) changes to the terms of the Certificate of Designations or the Company’s certificate of incorporation or bylaws that adversely impact the Series A Preferred Stock and (ii) the issuance of equity securities senior to the Series A Preferred Stock or other securities convertible thereto.

The Series A Preferred Stock has no expiration date, but the Company has the option to require that all or any portion of the then-outstanding shares of Series A Preferred Stock be converted into Class A Common Stock at the Conversion Rate: (i) on or after the third anniversary of the Closing and prior to the seventh anniversary of the Closing, if the closing price of the Class A Common Stock (the “Closing Price”) exceeds 150% of the Conversion Price (defined below) for at least 20 out of 30 consecutive trading days; (ii) on or after the seventh anniversary of the Closing and prior to the tenth anniversary of the Closing, if the Closing Price exceeds 100% of the Conversion Price for at least 20 out of 30 consecutive trading days; or (iii) on or after the tenth anniversary of the Closing.  The “Conversion Price” is the Series A Purchase Price multiplied by the Conversion Rate (initially, $11.79).

In addition, the Company has certain redemption rights with respect to the Series A Preferred Stock, including in connection with: (i) a change of control transaction (a “Change of Control”), (ii) an acquisition by the Company with a transaction value of at least $500.0 million or any equity or debt financing by the Company that raises at least $500.0 million (a “Fundamental Transaction”), or (iii) otherwise after the fifth anniversary of the Closing, as described further in the Certificate of Designations.  Each Buyer, including the Reporting Person, may, individually, require the Company to redeem all or any portion of its Series A Preferred Stock in connection with a Change of Control or a Fundamental Transaction.

In the event of any liquidation, dissolution or winding up of the Company, each share of Series A Preferred Stock will be paid the greater of (i) the Series A Purchase Price plus any Accruing Dividends accrued but unpaid thereon, and (ii) the amount that such share of Series A Preferred Stock would have received had it converted into Class A Common Stock immediately prior to such liquidation, dissolution, or winding up of the Issuer (the “Liquidation Preference”).  After payment of the Liquidation Preference, the Series A Preferred Stock will no longer be convertible and holders will not participate in any distribution made to the holders of Class A Common Stock.

The foregoing description of the Securities Purchase Agreement and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Certificate of Designations, respectively, each of which is filed as an exhibit to this Amendment No. 1 and is incorporated by reference herein.

CUSIP NO. 405166109	Page 4 of 7 Pages
Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

On June 23, 2023, in connection with the Private Placement, the Buyers, including the Reporting Person, also entered into a Registration Rights Agreement with the Company (the “Series A Registration Rights Agreement”), pursuant to which the Company agreed to provide certain demand, shelf, and piggyback registration rights with respect to the Series A Preferred Stock acquired by the Buyers pursuant to the terms of the Securities Purchase Agreement and the shares of Class A Common Stock issuable upon conversion of such Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Series A Registration Rights Agreement, which is filed as an exhibit to this Amendment No. 1 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date of this Amendment No. 1, the Reporting Person may be deemed to be the beneficial owner of 80,130,668 shares of Class A Common Stock, or approximately 49.6% of the shares of Class A Common Stock outstanding.  The Reporting Person’s beneficial ownership is composed of (i) 75,000,000 shares of Class V Common Stock and an equal number of OpCo Units, which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock or, if certain conditions set forth in the Amended and Restated Exchange Agreement are met, an equivalent value in cash at the option of the Company; (ii) 540,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants; (iii) 1,590,668 shares of Series A Preferred Stock, which are exchangeable, at the option of the Reporting Person, at the initial ratio of 1.25 shares of Series A Preferred Stock for each 1 share of Class A Common Stock, subject to customary anti-dilution protections; and (iv) 3,000,000 shares of Class A Common Stock.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share.

The Series A Preferred Stock votes together with the Class A Common Stock on an as-converted basis (one vote per share), and not as a separate class.

The beneficial ownership percentage reported herein was calculated based on the sum of (i) 84,380,625 shares of Class A Common Stock outstanding as of April 21, 2023, based on the Company’s quarterly report on Form 10-Q, filed with the SEC on May 9, 2023; (ii) 540,000 shares of Class A Common Stock issuable upon exercise of Warrants held by the Reporting Person; (iii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and an equal number of OpCo Units held by the Reporting Person; and (iv) 1,590,668 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (ii), (iii), and (iv) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.  Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29% of the voting power of the Company.

The board of directors of the Reporting Person may be deemed to collectively exercise voting and investment power over the shares of Class A Common Stock and other securities of the Company held by the Reporting Person.  Under the so-called “rule of three,” no individual member of the board of directors of the Reporting Person may be deemed to have such power over the shares of Class A Common Stock and other securities of the Company reported in this Schedule 13D.

Pursuant to Rule 13d-4 under the Act, the Reporting Person expressly disclaims beneficial ownership of any other shares of Class A Common Stock or other securities of the Company, including those held by the other parties to the Securities Purchase Agreement, the Series A Registration Rights Agreement, and the Investor Rights Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such shares of Class A Common Stock or other securities.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as described herein, none of Markel Group, nor to the best of its knowledge, any person listed on Annex A, has acquired or disposed of any shares of Class A Common Stock or other securities of the Company during the past 60 days.

CUSIP NO. 405166109	Page 5 of 7 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Item 3 and Item 4 of this Amendment No. 1 are incorporated by reference herein.

Amendment No. 1 to the Tax Receivable Agreement

On June 23, 2023, in connection with the Private Placement, the Tax Receivable Agreement among the Company, OpCo, HHC, and the Reporting Person was amended to facilitate the issuance of the Series A Preferred Stock and payments made to its holders (“Amendment No. 1 to the Tax Receivable Agreement”).

The foregoing description of Amendment No. 1 to the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1 to the Tax Receivable Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Amended and Restated Exchange Agreement

On March 23, 2022, the Exchange Agreement among the Company, OpCo, HHC, and the Reporting Person was amended to revise the option for the Company to settle the exchange of Class V Common Stock and associated OpCo Units in cash (the “Amended and Restated Exchange Agreement”).  Under the terms of the Amended and Restated Exchange Agreement, a cash settlement of the exchange is only allowable in the event that net cash proceeds are received from a new permanent equity offering by the Company.

The foregoing description of the Amended and Restated Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Exchange Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows

Exhibit 99.7         Securities Purchase Agreement, dated as of June 23, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K filed with the SEC on June 23, 2023)

Exhibit 99.8         Certificate of Designations, dated June 23, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 8-K filed with the SEC on June 23, 2023)

Exhibit 99.9         Series A Registration Rights Agreement, dated as of June 23, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K filed with the SEC on June 23, 2023)

Exhibit 99.10      Amendment No. 1 to the Tax Receivable Agreement, dated as of June 23, 2023 (incorporated by reference to Exhibit 10.4 of the Company’s current report on Form 8-K filed with the SEC on June 23, 2023)

Exhibit 99.11      Amended and Restated Exchange Agreement, dated as of March 23, 2022 (incorporated by reference to Exhibit 10.8 of the Company's 10-K filed with the SEC on March 24, 2022)

CUSIP NO. 405166109	Page 6 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 27, 2023
MARKEL GROUP INC.

	By:	/s/ Richard R. Grinnan
	Name:	Richard R. Grinnan
	Title:	Senior Vice President, Chief Legal Officer and Secretary

CUSIP NO. 405166109	Page 7 of 7 Pages
Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF MARKEL GROUP INC.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Markel Group Inc., as well as the number of shares of Class A Common Stock beneficially owned by such person, as applicable, as of June 23, 2023.  The business address of each person listed below is c/o Markel Group Inc., 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148.

DIRECTORS OF MARKEL GROUP INC.

Name	Present Occupation	Citizenship

Steven A. Markel	Chairman of the Board, Markel Group Inc.	United States

Mark M. Besca	Retired	United States

K. Bruce Connell	Retired	United States and Bermuda

Lawrence A. Cunningham	Managing Partner, Quality Shareholders Group and Special Counsel, Mayer Brown LLP	United States

Thomas S. Gayner	Chief Executive Officer, Markel Group Inc.	United States

Greta J. Harris	President and Chief Executive Officer, Better Housing Coalition	United States

Morgan E. Housel	Partner, The Collaborative Fund	United States

Diane Leopold	Executive Vice President and Chief Operating Officer, Dominion Energy	United States

Anthony F. Markel	Retired Vice Chairman, President and Chief Operating Officer, Markel Group Inc.	United States

Harold L. Morrison, Jr.	Retired	United States

Michael O’Reilly	Retired	United States

A. Lynne Puckett	Senior Vice President and General Counsel, Celanese Corporation	United States

EXECUTIVE OFFICERS OF MARKEL GROUP INC.

Name	Present Occupation	Citizenship

Thomas S. Gayner	Chief Executive Officer, Markel Group Inc.	United States

Michael R. Heaton	Executive Vice President, Markel Group Inc.	United States

Jeremy A. Noble[1]	President, Insurance, Markel Group Inc.	United States

Richard R. Grinnan	Senior Vice President, Chief Legal Officer and Secretary, Markel Group Inc.	United States

Andrew G. Crowley	President, Markel Ventures, Markel Group Inc.	United States

Teresa S. Gendron	Chief Financial Officer, Markel Group Inc.	United States

1.	Jeremy A. Noble owns 300 shares of Class A Common Stock.